

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

November 9, 2009

<u>**Via U.S. Mail and Fax (604-669-4776)**</u>
Mr. Charles E. Jenkins
Chief Financial Officer
White Mountain Titanium Corporation
1188 West Georgia Street, Suite 2150
Vancouver, B.C.
Canada V6E4A2

> **Re:** **White Mountain Titanium Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed September 25, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 10, 2009**
> **Form 10-Q/A for the Fiscal Quarter Ended June 30, 2009**
> **Filed September 25, 2009**
> **File No. 333-129347**

Dear Mr. Jenkins:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2008 Filed September 25, 2009

11. Segmented Information, page 39

1.   We reviewed your Form 10-K/A for the fiscal year ended December 31, 2008
        which was filed September 25, 2009 and reissue prior comment number 2 in our
        comment letter dated September 3, 2009. Please revise your footnote disclosure
        in future filings to refer to your segment as "operating segment" or "reportable
        segment", as the disclosure related to industry segments required by SFAS 14 was
        superseded by SFAS 131.

Item 9A(T). Controls and Procedures, page 40
Management's Report on Internal Controls over Financial Reporting, page 40

2.   We reviewed your Form 10-K/A for the fiscal year ended December 31, 2008
        which was filed September 25, 2009 and reissue prior comment number 5 in our
        comment letter dated September 3, 2009 because the conclusion reached by your
        officers regarding your internal control over financial reporting is still qualified
        by the language "*for a company of our size*". Please revise your disclosure in
        future filings to state, in clear and unqualified language, the conclusions reached
        by your officers on the effectiveness of your internal control over financial
        reporting as of December 31, 2008.

Form 10-Q/A for the Fiscal Quarter Ended June 30, 2009 Filed September 25, 2009

3. Capital Stock
(d) Warrants, page 10

3.   We reviewed your response to the comment 7 in our comment letter dated
        September 3, 2009 and your Form 10-Q/A for the fiscal quarter ended June 30,
        2009. We note you determined that your stock warrants are not indexed to your
        own stock under the guidance of EITF 07-5 and therefore, no longer meet the
        scope exception of SFAS 133. Because these warrants are required to be
        measured at their fair values on the reporting date under the provisions of SFAS
        133, they are included in the scope of SFAS 157. Please amend and revise your
        filings to include the disclosures related to the fair value measurement of the
        stock warrants as required by the paragraphs 32 through 35 of SFAS 157.

4.   Please amend and revise your filings to include all the restatement disclosures
        required by SFAS 154, paragraph 26, with regard to the error in accounting for
        your warrants in fiscal year 2009. In addition, please label all columns that have
        been restated as "restated" on the face of your financial statements.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Suying Li at (202) 551-3335, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief